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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Catalyst Semiconductor, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

148881-10-5

(Cusip Number)

Roland Duchâtelet
Elex n.v.
Transportstraat 1
B 3980 Tessenderlo
Belgium

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 26, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14888-10-5

1.	Name of Reporting Person: Elex n.v.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Belgium

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,178,700

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 4,178,700

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,178,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 25.3% (based upon 16,545,420 shares outstanding as of November 21, 2003)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 14888-10-5

1.	Name of Reporting Person: Stichting Administratiekantoor XPEQT		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Disclaimed. See Row (11) Below

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: Disclaimed. See Row (11) Below

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Beneficial ownership of all shares owned by Elex n.v. is disclaimed by stichting Administratiekantoor XPEQT

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Disclaimed. See Row (11) Above

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 14888-10-5

1.	Name of Reporting Person: Roland Duchâtelet		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Belgium

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 108,007 shares

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 108,007 shares

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
Mr. Duchâtelet is a member of the Board of Directors of Catalyst Semiconductor, Inc. (the "Issuer") and beneficially owns 108,007 options to purchase shares of common stock of Issuer granted to him (subject to certain conditions) in connection with his position as a board member. Mr. Duchâtelet disclaims beneficial ownership of all shares owned by Elex n.v.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11):
Percent of class represented by amount in Row (11) is 0% based upon 16,545,420 shares outstanding as of November 21, 2003. See Row (11) above for further information.

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 14888-10-5

1.	Name of Reporting Person: Rudi De Winter		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Belgium

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Disclaimed. See Row (11) Below

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: Disclaimed. See Row (11) Below

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Beneficial ownership of all shares owned by Elex n.v. is disclaimed by Rudi De Winter

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Disclaimed. See Row (11) Above

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 14888-10-5

1.	Name of Reporting Person: Francoise Chombar		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Belgium

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Disclaimed. See Row (11) Below

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: Disclaimed. See Row (11) Below

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Beneficial ownership of all shares owned by Elex n.v. is disclaimed by Francoise Chombar

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Disclaimed. See Row (11) Above

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 14888-10-5	SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D amends and supplements Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on July 18, 2002 by Elex n.v., Stichting Administratiekantoor XPEQT, Mr. Roland Duchâtelet, Mr. Rudi De Winter and Mrs. Francoise Chombar. This Amendment No. 2 to Schedule 13D relates to the Common Stock, no par value (the “Common Stock”), of Catalyst Semiconductor, Inc., a Delaware corporation (“Issuer”). The principal executive offices of Issuer are located at 1250 Borregas Avenue, Sunnyvale, California 94089.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

This Amendment No. 2 to Schedule 13D is being filed by Elex n.v., organized under the laws of the country of Belgium (“Elex”), Stichting Administratiekantoor XPEQT, organized under the laws of the country of the Netherlands (“XPEQT”), Mr. Roland Duchâtelet, Mr. Rudi De Winter and Mrs. Francoise Chombar (each a “Reporting Person,” and collectively the “Reporting Persons”). Each of the Reporting Persons agrees that this Amendment No. 2 to Schedule 13D is being filed of behalf of each of them. Elex n.v. conducts its principal business operations in Tessenderlo, Belgium, at Transportstraat 1, B-3980 Tessenderlo, Belgium. XPEQT conducts its principal business operations in Utrecht, Netherlands, at Fregatstraat 99, 3534RC Utrecht, Netherlands. Mr. Duchâtelet’s address is Eduard Vansteenbergenlaan 52, 2100 Deurne, Belgium. Mr. De Winter’s address is Corbiestraat 9, 3550 Heusden-Zolder, Belgium. Mrs. Chombar’s address is Corbiestraat 9, 3550 Heusden-Zolder, Belgium.

The names, business addresses, present principal occupations and citizenship of the directors and executive officers of Elex and XPEQT are set forth in the attached Appendix I, which is incorporated by reference.

Elex is a holding company and a wholly-owned subsidiary of XPEQT. Its main activities are providing (a) financial services for all companies held by Elex (the “Elex Group”), and (b) development services for Melexis n.v., the primary operating company held by Elex which is listed on EURONEXT. The Elex Group develops, manufactures, markets, licenses, and supports a wide range of integrated circuit products.

XPEQT is a holding Company and is wholly owned by Mr. Roland Duchâtelet and Mr. Rudi De Winter with each owning 60% and 40% of XPEQT, respectively. XPEQT’s only activities are the administration of its Elex shares. XPEQT is a party to this filing solely because Elex is a wholly-owned subsidiary of XPEQT.

Mr. Roland Duchâtelet and Mr. Rudi De Winter are parties to this filing solely because they hold a controlling interest in XPEQT. Mrs. Chombar is a party to this filing solely because she is a director of XPEQT. Mr. Roland Duchâtelet is a member of the Board of Directors of Issuer.

During the last five years neither any Reporting Person nor, to the knowledge of the applicable Reporting Person, any director or officer of any Reporting Person, has been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

This Amendment No. 2 to Schedule 13D relates to Elex’s purchase of an aggregate of 607,200 shares of the Issuer’s Common Stock (the “Shares”) at an aggregate purchase price of $1,567,280 in a series of open market transactions from November to December 2002. Elex acquired 200,000 Shares on November 26, 2002 at an average weighted

CUSIP No. 14888-10-5	SCHEDULE 13D

purchase price per share of $2.65; 200,000 Shares on November 28, 2002 at an average weighted purchase price per share of $2.70 and 207,200 Shares on December 11, 2002 at an average weighted purchase price per share of $2.40 (collectively, the “Acquired Shares”). The source of the funds used to purchase the Shares was Elex’s working capital.

This Amendment No.2 to Schedule 13D also relates to Elex’s sale of an aggregate of 428,500 Shares in a series of open market transaction in September 2003. Elex sold 50,000 Shares on September 17, 2003 at an average weighted price per share of $5.51; 100,000 Shares on September 18, 2003 at an average weighted price per share of $5.54; 100,000 Shares on September 19, 2003 at an average weighted price per share of $5.52; 40,000 Shares on September 23, 2003 at an average weighted price per share of $5.54; 71,500 Shares on September 24, 2003 at an average weighted price per share of $5.72; 42,000 Shares on September 25, 2003 at an average weighted price per share of $5.73 and 25,000 Shares on September 26, 2003 at an average weighted price per share of $5.55 (collectively, the “Sold Shares”).

Item 4: Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The Acquired Shares were purchased by the Reporting Persons for investment purposes. The Reporting Persons will continually evaluate the business, financial condition, and prospects of the Issuer, market price of the Common Stock, alternative investments, and conditions in the economy and the Issuer’s industry for the purpose of determining whether further investments or sales in the Issuer’s Common Stock will be made. Based upon this evaluation, and subject to the terms and conditions set forth in the Standstill Agreement referenced in Item 5 below, the Reporting Persons may from time to time after the date of this Amendment No. 2 to Schedule 13D purchase or sell additional shares of Common Stock on the open market, subject to registration, or in privately negotiated transactions.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or that would result in any of the following actions:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 14888-10-5	SCHEDULE 13D

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1933, as amended; or

(j)	Any action similar to any of those enumerated above.

The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

On November 26, 2002, Elex acquired 200,000 Shares at a purchase price per share of $2.65. On November 28, 2002, Elex acquired 200,000 Shares at a purchase price per share of $2.70. On December 11, 2002, Elex acquired 207,200 Shares at a purchase price per share of $2.40.

Elex sold 50,000 Shares on September 17, 2003 at an average weighted price per share of $5.51; 100,000 Shares on September 18, 2003 at an average weighted price per share of $5.54; 100,000 Shares on September 19, 2003 at an average weighted price per share of $5.52; 40,000 Shares on September 23, 2003 at an average weighted price per share of $5.54; 71,500 Shares on September 24, 2003 at an average weighted price per share of $5.72; 42,000 Shares on September 25, 2003 at an average weighted price per share of $5.73 and 25,000 Shares on September 26, 2003 at an average weighted price per share of $5.55.

Following the purchase of the Shares and the sale of the Sold Shares, Elex owned 4,178,700 shares of Issuer’s Common Stock representing approximately 25.3% of Issuer’s outstanding Common Stock (based upon 16,545,420 shares outstanding as of November 21, 2003).

Elex has sole voting and dispositive power over all of the Shares. However, under the terms of an Amended and Restated Standstill Agreement dated as of 14th September, 1998 (the “Standstill Agreement”) between Issuer and Elex, Elex agreed not to: (a) acquire any shares of Common Stock if the effect of such acquisition would increase the number of shares of Common Stock beneficial owned by Elex above 5,500,000 shares; (b) purchase any shares of Common Stock in the open market during any period in which Issuer has implemented a stock repurchase program; (c) deposit its shares of Common Stock in a voting trust or subject such shares to a voting agreement; (d) act to seek to control the management, Board of Directors or policies of the Company; (e) solicit proxies with respect to or seek to influence the voting of Issuer’s outstanding Common Stock; or (f) join or form a group to accomplish any of the foregoing. Further, Elex agreed to not sell, assign or transfer more than 100,000 shares of Common Stock to any purchaser unless such purchaser becomes a party to the Standstill Agreement. In addition, Elex will vote its shares for proxies solicited by the Company and for nominees for directors designated by the Company.

Mr. Duchâtelet is a member of the Board of Directors of the Issuer and beneficially owns 108,007 options to purchase shares of common stock of the Issuer granted to him (subject to certain conditions) in connection with his position as a board member. Mr. Duchâtelet disclaims beneficial ownership of all shares owned by Elex n.v.

Except as set forth above, no Reporting Person has been a party to any transaction in the Common Stock in the last 60 days. Each Reporting Person knows of no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

The Shares are subject to the terms and conditions of the Standstill Agreement referenced in Item 5 above.

CUSIP No. 14888-10-5	SCHEDULE 13D

On September 14, 1998, Elex and Issuer entered into the Common Stock Purchase Agreement dated September 14, 1998, whereby Elex agreed to acquire 4,000,000 shares of Common Stock from Issuer in a private transaction for an aggregate purchase price of $1,000,000.00. The acquisition of these shares of Common Stock closed on September 21, 1998. This transaction was previously reported on the Schedule 13D filed on November 24, 1998. Elex had also previously purchased 1,500,000 shares of Common Stock from Issuer in exchange for $1.00 per share on May 26, 1998 as reported on a Schedule 13G filed on August 5, 1998.

On April 19, 2002, Elex and Issuer entered into a Stock Transfer Agreement whereby Elex agreed to sell 1,500,000 shares of Common Stock to the Issuer in a private transaction for an aggregate purchase price of $4,688,250. The sale of these shares of Common Stock closed on April 25, 2002. This transaction was previously reported on the Schedule 13D/A filed on July 18, 2002.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit	Description

1	Common Stock Purchase Agreement dated as of September 14, 1998 between Issuer and Elex. [1]

2	Amended and Restated Standstill Agreement dated as of September 14, 1998 between Issuer and Elex. [1]

3	Stock Transfer Agreement dated as of April 19, 2002 between Issuer and Elex. [2]

1	Incorporated by reference to Schedule 13D filed by Elex, XPEQT, Mr. Duchâtelet, Mr. Winter and Mrs. Chombar on November 24, 1998.

2	Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by Elex, XPEQT, Mr. Duchâtelet, Mr. Winter and Mrs. Chombar on July 18, 2002.

CUSIP No. 14888-10-5	SCHEDULE 13D

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELEX N.V

Date: December 8, 2003	By:	/s/ Roland Duchâtelet

Roland Duchâtelet
Chairman of the Board

STICHTING ADMINISTRATIEKANTOOR XPEQT

Date: December 8, 2003	By:	/s/ Roland Duchâtelet

Roland Duchâtelet
Chairman of the Board

Date: December 8, 2003	/s/ Roland Duchâtelet

Roland Duchâtelet

Date: December 8, 2003	/s/ Rudi De Winter

Rudi De Winter

Date: December 8, 2003	/s/ Francoise Chombar

Francoise Chombar

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 14888-10-5	SCHEDULE 13D

APPENDIX I

ELEX N.V.

EXECUTIVE OFFICERS AND DIRECTORS

Set forth below are the names, business addresses and present principal occupation or employment and citizenship of each executive officer and director of Elex n.v.:

Name and Address of Executive Officers	Present and Principal Occupation	Citizenship

Roland Duchâtelet Transportstraat 1 B-3980 Tessenderlo Belgium	Chairman of the Board of Elex n.v. and Chairman of the Board of Melexis n.v Executive Director of Elex n.v.; Executive Director and	Belgium

Rudi De Winter Transportstraat 1 B-3980 Tessenderlo Belgium	Chief Executive Officer of Melexis n.v.; Director of SM2E S.A. and Stichting Administratiekantoor XPEQT	Belgium

Karen van Griensven Transportstraat 1 B-3980 Tessenderlo Belgium	Chief Financial Officer of Elex n.v. and of Melexis n.v	Belgium

Name and Address of Directors
(who are not also Executive Officers)	Present and Principal Occupation	Citizenship

Francoise Chombar Transportstraat 1 B-3980 Tessenderlo Belgium	Director of Elex n.v	Belgium

CUSIP No. 14888-10-5	SCHEDULE 13D

STICHTING ADMINISTRATIEKANTOOR XPEQT

EXECUTIVE OFFICERS AND DIRECTORS

Set forth below are the names, business addresses and present principal occupation or employment and citizenship of each executive officer and director of Stichting Administratiekantoor XPEQT:

Name and Address of Executive Officers	Present and Principal Occupation	Citizenship

Rudi De Winter Transortstraat 1 B-3980 Tessenderlo Belgium	Executive Director of Elex n.v.; Executive Director and Chief Executive Officer of Melexis n.v.; Director of SM2E S.A. and Stichting Administratiekantoor XPEQT	Belgium

Roland Duchâtelet Transportstraat 1 B-3980 Tessenderlo Belgium	Chairman of the Board of Elex n.v. and Chairman of the Board of Melexis n.v	Belgium

Francoise Chombar Transportstraat 1 B-3980 Tessenderlo Belgium	Director of Stichting Administratiekantoor XPEQT, EPIQ n.v., XPEQTn.v., SM2E S.A. and Melexis n.v	Belgium

Name and Address of Directors
(who are not also Executive Officers)	Present and Principal Occupation	Citizenship

None

CUSIP No. 14888-10-5	SCHEDULE 13D

EXHIBIT INDEX TO SCHEDULE 13D

Exhibit	Description

1	Common Stock Purchase Agreement dated as of September 14, 1998 between Issuer and Elex.[1]

2	Amended and Restated Standstill Agreement dated as of September 14, 1998 between Issuer and Elex.[1]

3	Stock Transfer Agreement dated as of April 19, 2002 between Issuer and Elex.[2]

1	Incorporated by reference to Schedule 13D filed by Elex, XPEQT, Mr. Duchâtelet, Mr. Winter and Mrs. Chombar on November 24, 1998.

2	Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by Elex, XPEQT, Mr. Duchâtelet, Mr. Winter and Mrs. Chombar on July 18, 2002.